UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

ILLUMINA, INC.
(Name of Subject Company)
CKH ACQUISITION CORPORATION
ROCHE HOLDING LTD
(Names of Filing Persons — Offeror)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)
________________

452327109
(Cusip Number of Class of Securities)

Beat Kraehenmann
Roche Holding Ltd
Grenzacherstrasse 124
CH-4070 Basel
Switzerland
Telephone: +41-61-688-4111
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:

Marc O. Williams
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
Telephone: (212) 450-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
N/A	N/A

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

                                                                    CONFIDENTIAL

                              DISCUSSION MATERIALS

                                January 24, 2012

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Disclaimer

These Discussion Materials are strictly confidential and have been prepared by
Greenhill and Co., LLC ("Greenhill") and Citigroup Global Markets Limited
("Citi" and, together with Greenhill, the "Advisors") for the use of F. Hoffmann
-La Roche Ltd. (the "Company") and are subject to the Advisors' respective engagement letters with the Company. These Discussion Materials contain information provided to the Company solely for use by the Company in its consideration of a transaction involving the Company (and/or its affiliates) and
Illumina, Inc. ("Illumina") and may not be used for any purpose or disclosed to any other person without the Advisors' prior written consent, and should not be relied upon by any other person, including Illumina or its shareholders. These
Discussion Materials are not intended to be and do not constitute a recommendation to any person or entity as to whether to acquire or dispose of or take any other action in respect of any securities of the Company or any other person, including Illumina. These Discussion Materials are for information only and do not constitute a recommendation as to whether any holder of shares of
Illumina should tender in any potential offer by the Company and/or its affiliates. These Discussion Materials have not been prepared for the purpose of recommending a fair or appropriate price for the shares of Illumina. These
Discussion Materials do not constitute an opinion by the Advisors as to the fairness to the Company or its shareholders or any other entity or person, including, without limitation, Illumina or its shareholders, of the terms of any actual or proposed transaction involving the Company and Illumina. The Advisors have not been asked to and have not delivered a fairness opinion to the board of directors of the Company or any of its affiliates in connection with the
Company's consideration of the acquisition of Illumina.

In preparing these Discussion Materials, the Advisors, among other things, (i)
reviewed certain publicly available financial statements of Illumina and certain other publicly available business and financial information relating to
Illumina, including financial projections from Wall Street analysts, that they deemed relevant, (ii) reviewed the historical market prices and trading activity for the common stock of Illumina, as well as a group of other comparable publicly traded life science tools companies, and (iii) reviewed historical premiums paid in both selected precedent MandA transactions involving life science tools companies and selected unsolicited transactions, as well as multiples of selected financial metrics in selected precedent MandA transactions involving life science tools companies. In addition to the foregoing, the
Advisors conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as they deemed appropriate. In preparing these Discussion Materials, the Advisors have relied on such publicly available information and other information provided to, discussed with or reviewed by the Advisors, and has assumed and relied upon, without independent verification, the accuracy and completeness of all such information. The Advisors do not assume any responsibility or liability therefor.

These Discussion Materials do not purport to be a complete description of the analyses performed or factors considered by the Advisors. The order of the analyses described and the results of the analyses do not represent relative importance or weight given to these analyses by the Advisors. The preparation of a financial presentation is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description.

The Advisors selected precedent transactions that in their judgment were relevant for their analysis. Although the advisors analyzed the multiples and premiums implied by the selected transactions, none of these transactions or associated companies is identical to the proposed acquisition of Illumina. The
Advisors selected the companies in the comparable company analysis because, among other reasons, they are publicly traded companies with operations or businesses that for purposes of analysis may be considered reasonably comparable to those of Illumina. None of the selected companies is directly comparable to
Illumina.

No representation or warranty, express or implied, is made in relation to the accuracy or completeness of the information presented herein or its suitability for any particular purpose. The Advisors have not conducted any evaluation or appraisal of any assets or liabilities of Illumina or any other person referred to in these Discussion Materials. These Discussion Materials speak only as of the date given and these Discussion Materials are necessarily based upon information available to the Advisors, and financial, stock market and other conditions and circumstances existing and disclosed to the Advisors, as of the date of these Discussion Materials. The Advisors do not undertake and have no obligation to update or otherwise revise the information in these Discussion
Materials. The Advisors do not provide legal, tax or accounting advice and nothing herein shall be construed as such advice.

Greenhill has provided certain financial advisory services to the Company and its affiliates, including with respect to the Company's acquisition of Illumina, and Greenhill may provide services to the Company and its affiliates or Illumina in the future. Citi has provided certain financial advisory services to the
Company and its affiliates, including with respect to the Company's acquisition of Illumina, and Citi may provide services to the Company and its affiliates or
Illumina in the future.

Under the terms of each of the Advisors' engagement with the Company, the
Company agreed to pay each of the Advisors usual and customary financial advisory fees which are contingent upon the Company's acquisition of Illumina.
In addition, the Company has agreed to reimburse the Advisors for the respective reasonable travel and other out-of-pocket expenses incurred by such Advisors, including the fees and expenses of legal counsel, and to indemnify the Advisors and their respective related parties against liabilities relating to or arising out of the Advisors' engagement.

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                                                                               2

TABLE OF CONTENTS

1. EXECUTIVE SUMMARY

2. Valuation Supporting Materials

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                                                                               3

Executive Summary

Executive Summary

Greenhill and Citi understand that Roche intends to commence a cash tender offer to acquire Illumina, Inc. ("Illumina" or the "Company") at $44.50 per share

- During the past six weeks, Roche has repeatedly tried to engage Illumina's Board of Directors
- On December 13, 2011, Roche's Chairman and a member of Roche's Board met with Illumina's CEO and Chairman. During the meeting, Roche's Chairman described Roche's strategic interest in genetic sequencing solutions and stated that Roche would be interested in acquiring Illumina
- On December 21, 2011, Roche's Chairman indicated to Illumina that Roche would be willing to consider a price of up to 50% over Illumina's then-current share price of $26.71
  - After this initial attempt at conveying price to Illumina, a news story was published the next day speculating about a transaction between the parties, which caused Illumina's stock price to jump by 7%
  - Since then, numerous articles and media speculation about a transaction have driven noticeable volume and price increases
- On December 28, 2011, Illumina's CEO told Roche's Chairman that Illumina would be unable to convene its Board until the end of January, but it would consider the proposal at that time
- Roche sent Illumina a private letter to formally propose an all-cash offer of $40.00 per share on January 3, 2012
- On January 9, 2012, Roche's financial advisors spoke with Illumina's financial advisor, and Roche's financial advisors expressed Roche's disappointment at the slow rate of progress
- On January 13, 2012, Roche's financial advisors spoke with Illumina's financial advisor. The parties discussed the recently concluded investor conference at which Illumina introduced an upgraded sequencing system and announced its preliminary fourth quarter results
- On January 17, 2012, Illumina convened a Board meeting and on January 19, it sent a letter to Roche formally rejecting the $40.00 per share offer

Price Performance 12/12/11–1/9/12



120%
110%
100%
90%
December 22: Bloomberg publishes story on Roche's M&A strategy; Illumina is rumored to be a potential target
18.3%
5.1%
3.6%
12/12
12/16
12/22
12/28
1/3
1/9
Illumina
Peer Index
S&P 500

Source: FactSet
Note: See composition of peer index on page 10

Greenhill citi

4

Executive Summary

Illumina Stock Performance

Over the past year, Illumina has underperformed its peers and the broader market

LTM Price Performance[1]


120%
110%
100%
90%
80%
70%
60%
50%
40%
30%
Feb-11
Apr-11
Jun-11
Aug-11
Oct-11
Dec-11
2.5%
(4.7%)
(47.2%)
Illumina
Peer Index
S&P 500

Median Analyst Price Targets

Date	Median Price Target
11/1/11	$32.00
12/1/11	32.00
1/1/12	31.00
1/23/12	34.00

- Illumina's stock dropped as much as 60% from its 52-week high because of several factors, including:
  - Twice-lowered revenue guidance after a drop in orders due to the constrained government spending environment
    - Government and academic clients account for 80% of Illumina's sales
    - Demand for its products was boosted by the 2009 stimulus package and this funding was running out
  - A shift in buyer preferences from high-cost, high-capacity machines ($500k+) to low-cost, low-capacity machines ($50k+) and uncertainty surrounding this product line transition
  - Increased competition in its low-cost product line from Life Technologies and others
- Illumina is still facing revenue headwinds due to an unclear government spending picture
  - Visibility on the FY 2013 budget for the National Institutes of Health (NIH) remains clouded as sequestration cuts imply a decrease of approximately 8%
  - The NIH is a significant customer of Illumina (approximately one-third of sales)
- Illumina's announcement at the JP Morgan Healthcare Conference in mid-January was seen as a positive sign for the Company
  - Illumina said it would reinstate 2012 guidance on its Q4 earnings call at or above current analyst estimates, removing a substantial amount of near-term uncertainty
  - Illumina also introduced the HiSeq 2500, which can sequence an entire human genome in a day and will help Illumina match competitive threats from Life Technologies and others
- Despite this recent positive news, median research analyst price targets on Illumina's stock have remained relatively unchanged
- Additionally, many short sellers have been covering their position after management reinstated guidance
  - As of December 31, 2011, 18% of Illumina's basic shares outstanding were sold short

Source: FactSet, Bloomberg
(1) As of 1/23/12. See composition of peer index on page 10

Greenhill citi
5

An offer of $44.50 per share gives an implied equity value for Illumina of $5.7 billion and an implied enterprise value of $5.6 billion

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EXECUTIVE SUMMARY

PRICING

Summary Evaluation of Offer Price

*    Higher cash value relative to Illumina's share price, particularly in a period of market uncertainty

[]   Implies 1-day, 1-week and 1-month premiums (1)[] of 64%, 64% and 57%, respectively

[]   Since 2006, similar life sciences tools industry transactions have seen average premiums between 30% and 40% over similar periods (2)

*    Above transaction premiums paid in precedent unsolicited transactions

[]   Comparable transaction set includes median premiums to the unaffected stock price prior to the announcement of 54%, 51% and 49% for 1-day, 1-week and
     1-month, respectively (3)

*    Implies a valuation multiple of 30.1x 2012E net income (4), which is higher than the Company's publicly traded peers

[]   Core comparable set exhibits median multiples of 14.6x 2012E net income
     (4)(5)

[]   Offer implies a PEG ratio of 1.79x, which is at the high end of the range of Illumina's peers

-    Offer also implies a PEG ratio that is approximately equal to Illumina's three-year high and above its three-year average

*    Implies 1-day and 1-month average premiums (1) of 64% and 61%, respectively, and LTM(6) revenue and EBITDA multiples of 5.2x and 18.1x, respectively, which are above precedent life science tools transactions (2)

[]   The precedent transactions have median 1-day and 1-month average premiums to the unaffected stock price of 33% and 37%, respectively and LTM revenue and EBITDA multiples of 3.3x and 16.0x, respectively

*    Exceeds median Wall Street research analyst price target of $34.00 as of
     January 23, 2012

Source: FactSet, CapitalIQ, I/B/E/S consensus, Bloomberg

(1) Premiums based on unaffected closing share price of $27.17 on 12/21/11, the day prior to market rumors about a potential acquisition of Illumina by Roche

(2) Includes selected pending and completed change of control transactions with targets in the biotechnology research equipment manufacturers and biological products and life sciences tools and services manufacturers sectors since 2006

(3) Includes unsolicited transactions in all sectors over $1 billion with U.S.
targets since 2000

(4) Based on I/B/E/S consensus

(5) Includes Thermo Fisher, Becton, Dickinson, Agilent, Life Technologies,
Sigma-Aldrich, Waters, Mettler -Toledo, Qiagen, PerkinElmer, Bio-Rad
Laboratories, Bruker and Techne

(6) LTM as of 9/30/11

Table of Contents

1. Executive Summary

2. VALUATION SUPPORTING MATERIALS

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                                                                               7

Valuation Supporting Materials

Media Observations

Significant Recent Commentary on Illumina as a Takeover Target

Media Sources	Selected Commentary
Bloomberg StreetInsider.com 12/5/11	***"Illumina Rises the Most Since January 2010 on Takeover Talk"*** "Illumina, a maker of tools for genetic analysis, gained the most in a month after a StreetInsider.com report raised the possibility the company may be a takeover target. Illumina increased 6 percent to $29.44 at the close in New York, the largest single-day jump since November 4. The shares have declined 54 percent this year. 'When stocks are beaten up like Illumina has been, you often get this chatter,' said Les Funtleyder, a health-care strategist and portfolio manager at Miller Tabak"
Cowen and Company Briefing.com 12/5/11	***"Quick Take: Real or Not, Deal Talk Was Only a Matter of Time"*** "According to Briefing.com, streetinsider.com, and other services, today's >10% move by Illumina is attributable to reports that Siemens may be interested in acquiring the company… Whether this report is accurate or not, we expect 2012 to be a consolidation year in the group"
Bloomberg BusinessWeek The Boston Globe SFGate The Washington Post 12/22/11	***"Roche is Open to $3 Billion Deal, Would 'Seize' Opportunity"*** "Roche is open to a deal as big as $3 billion and the Swiss drugmaker is ready to 'seize' the right opportunities for acquisitions, Chief Executive Officer Severin Schwan said. Illumina…rose on speculation the company may be a target for Roche, said Les Funtleyder, a New York-based analyst for Miller Tabak. Shares in the San Diego-based company climbed as much as 9.5 percent and were up 7.7 percent at 12:08 p.m. in New York. Illumina has dropped 54 percent this year on concerns the government and academia may cut research funding"
StreetInsider.com 1/4/12	***"Takeover Speculation Surrounds Illumina... Again"*** "Takeover speculation is back on Illumina…"
Bank of America Merrill Lynch 1/4/12	***"Takeout Chatter, Upcoming News Drive Recent Volatility"*** "The stock has seen increased volatility since December 2011 as media outlets (i.e. Bloomberg, StreetInsider) have highlighted the possibility of Illumina as a takeover target"
Credit Suisse 1/9/12	***"Stock Run Too Much, Too Soon"*** "Illumina shares have risen 18% in the past 3 weeks (as compared to the sector being up 9% and the S&P nearly 5%), driven, in our view, by takeout speculation and, less so, the potential for surprise announcements in conjunction with their presentation at an investor conference this Tuesday"

Greenhill Citi

8

From when takeover rumors were first reported on December 22 to when Illumina publicly spoke at an investor conference, Illumina's stock surged 17% in a relatively flat market, along with substantial increases in trading volume for the stock and call options

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Valuation Supporting Materials

RECENT TRADING PERFORMANCE

SIGNIFICANT INCREASE FOR ILLUMINA SINCE TAKEOVER RUMORS FIRST PUBLISHE

[GRAPHIC OMITTED]

Source: FactSet, Bloomberg

Note: Peer index includes Thermo Fisher, Becton, Dickinson, Agilent, Life
Technologies, Sigma-Aldrich, Waters, Mettler-Toledo, Qiagen, PerkinElmer,
Bio-Rad Laboratories, Bruker and Techne. Stock price data weighted based on market capitalizationd

Illumina's public market valuation is at a premium to peers based on forward earnings and in line on a growth -adjusted basis

Additionally, the implied multiples of Roche's offer exceed the highest forward
P/E multiples of its peers

Source: Company filings, Capital IQ, I/B/E/S consensus as of 1/23/12

Note: Median excludes Illumina

Note: Illumina equity value assumes basic shares outstanding of 121.4 million,
10.4 million options outstanding with an average exercise price of $29.57 and
3.1 million RSUs. Assumes conversion of $40 million of convertible notes at conversion price of $21.83 and $920 million of convertible notes at conversion price of $83.55 for which shares are only issued for excess of conversion value above par value and includes make-whole premium on convertible notes

Note: Life Technologies equity value pro forma for recent issuance of 2.7 million shares

(1) Represents an offer price for Illumina of $44.50 per share

(2) Calculated using Illumina's share price of $27.17 on 12/21/11, the day prior to market rumors about a potential acquisition of Illumina by Roche

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VALUATION SUPPORTING MATERIALS

COMPARABLE P/E AND PEG MULTIPLES

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                                                                              10

Roche's offer implies a priceto-earnings-growth ratio which is approximately equal to Illumina's three-year high and above its three-year average

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VALUATION SUPPORTING MATERIALS

ROLLING PEG ANALYSIS

[GRAPHIC OMITTED]

Source: FactSet as of 1/23/12

                                                                              11

Roche's offer is at the high end of valuation multiples paid in recent precedent life science tools transactions

Source: Company filings, Bloomberg

Note: Includes selected announced, closed and effective transactions since 2006 in the biotechnology research equipment manufacturing and biological products and life sciences tools industries. Excludes Illumina/Solexa (11/13/06) because the multiples are not meaningful

Note: All EBITDA figures include stock-based compensation as an expense but exclude restructuring and other one-time charges

Note: Roche offer excluded from median calculations Note: LTM statistics for
Illumina as of 9/30/11. Illumina enterprise value assumes basic shares outstanding of 121.4 million, 10.4 million options outstanding with an average exercise price of $29.57 and 3.1 million RSUs. Assumes conversion of $40 million of convertible notes at conversion price of $21.83 and $920 million of convertible notes at conversion price of $83.55 for which shares are only issued for excess of conversion value above par value and includes make-whole premium on convertible notes. Also includes $1,132 million in cash and $960 million in convertible notes and adds net cash benefit of unwinding call spread hedge on certain convertible notes

Note: Revenue, EBITDA, cash and debt for Applied Biosystems only include the portion of the consolidated company specifically allocated to the Applied
Biosystems business per company filings

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VALUATION SUPPORTING MATERIALS

PRECEDENT TRANSACTIONS

MULTIPLES

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                                                                              12

Roche's offer gives Illumina shareholders a premium based on Illumina's trading price before the commencement of takeover rumors

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VALUATION SUPPORTING MATERIALS

PRECEDENT TRANSACTIONS

PREMIUMS TO UNAFFECTED STOCK PRICE

Source: Company filings, Bloomberg, FactSet

Note: Includes selected announced, closed and effective transactions since 2006 in the biotechnology research equipment manufacturing and biological products and life sciences tools sectors

Note: Roche offer excluded from median calculations

Note: Roche offer represents an offer of $44.50 per share. 1-day price of $27.17 and 1-month average price of $27.65 based on a starting date of 12/21/11, the day prior to market rumors about a potential acquisition of Illumina by Roche

                                                                              13

Roche's offer is above the median analyst price target for Illumina's stock

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VALUATION SUPPORTING MATERIALS

ANALYST PRICE TARGETS

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Source: Wall Street research, Bloomberg

Note: Excludes price targets issued prior to 12/1/11

                                                                              14

Valuation Supporting Materials

Precedent Unsolicited Transactions

Roche's offer is above the median premiums offered in precedent unsolicited transactions

Date Announced	Target Name	Acquiror Name	Enterprise Value ($ bn)	Price	Offer Premium to Unaffected: 1 Day	1 Week	1 Month	52 Week High	All Time High
1/24/12	**Illumina**	**Roche [1]**	**$5.6**	**$44.50**	**64%**	**64%**	**57%**	**(44%)**	**(44%)**
Sold to Inflator									
6/6/11	Temple-Inland	International Paper	$4.3	$32.00	52%	38%	35%	22%	(52%)
8/29/10	Genzyme	Sanofi	20.1	74.00 [2]	46%	38%	49%	23%	(12%)
2/28/10	OSI Pharmaceuticals	Astellas	3.4	57.50	55%	55%	66%	44%	(42%)
8/22/08	Alpharma	King Pharmaceuticals	1.3	37.00	54%	51%	49%	29%	(49%)
6/11/08	Anheuser-Busch	INBEV	59.8	70.00	33%	35%	48%	27%	27%
10/12/07	BEA	Oracle	7.0	19.38	42%	38%	46%	16%	(78%)
6/26/07	Ventana Medical Systems	Roche	3.4	89.50	72%	69%	76%	66%	66%
11/6/06	Swift Transportation	Saint Corporation	2.7	31.55	31%	25%	23%	(6%)	(6%)
8/19/06	Gold Kist	Pilgrim's Pride	1.1	21.00	62%	64%	61%	5%	(12%)
1/3/06	Engelhard	BASF	5.6	39.00	29%	27%	30%	24%	18%
8/1/05	Shurgard Storage Centers	Public Storage	5.1	65.16	39%	41%	42%	37%	37%
5/24/04	NeighborCare	Omnicare	1.8	34.75	97%	94%	44%	33%	9%
6/6/03	PeopleSoft	Oracle	9.8	26.50	75%	62%	64%	18%	(54%)
2/22/02	TRW	Northrop Grumman	13.3	60.00	51%	33%	54%	32%	(8%)
11/13/00	Willamette Industries	Weyerhaeuser	8.0	55.50	60%	57%	106%	14%	6%
5/2/00	Bestfoods	Unilever	24.3	73.00	42%	36%	53%	22%	20%
2/23/00	Mirage Resorts	MGM Grand	7.0	21.00	93%	86%	67%	(20%)	(31%)
		Mean			**55%**	**50%**	**54%**	**23%**	**(9%)**
		Median			**52%**	**41%**	**49%**	**23%**	**(8%)**
		High			**97%**	**94%**	**106%**	**66%**	**66%**
		Low			**29%**	**25%**	**23%**	**(20%)**	**(78%)**
Sold to White Knight									
3/29/11	Cephalon	Valeant / Teva	$6.8	$81.50	42%	45%	46%	12%	(4%)
1/27/09	CV Therapeutics	Astellas / Gilead Sciences	1.4	20.00	76%	88%	123%	66%	(79%)
7/31/08	Imclone Systems	Bristol-Myers Squibb / Eli Lilly	7.1	70.00	51%	55%	76%	42%	(20%)
8/9/06	Banta	Cenveo / R.R. Donnelley	1.2	52.50	54%	50%	18%	0%	0%
3/7/01	Barrett Resources	Shell Oil / The Williams Cos.	2.7	73.00	60%	65%	48%	22%	22%
3/2/00	Shared Medical Systems	Eclipsys / Siemens	2.2	73.00	85%	81%	49%	(1%)	(16%)
		All Deals Mean			**57%**	**54%**	**55%**	**23%**	**(11%)**
		All Deals Median			**54%**	**51%**	**49%**	**22%**	**(8%)**
		All Deals High			**97%**	**94%**	**123%**	**66%**	**66%**
		All Deals Low			**29%**	**25%**	**18%**	**(20%)**	**(79%)**

Legend (shaded rows): **Healthcare Industry Transactions**

Source: Company filings, Capital IQ, FactSet, Thomson
Note: Includes selected transactions over $1 billion with U.S. targets since 2000. All premiums show price increase relative to 1-day, 1-week, or 1-month prior to "unaffected" share price date immediately preceding the announcement of the launch of the unsolicited offer
(1) Represents an offer price for Illumina of $44.50 per share; excluded from mean, median, high and low calculations
(2) Price per share excludes contingent value right

Greenhill citi

15

CAUTIONARY STATEMENT REGARDING FORWARD -LOOKING STATEMENTS

THESE MATERIALS CONTAIN CERTAIN FORWARD -LOOKING STATEMENTS. THESE FORWARD
-LOOKING STATEMENTS MAY BE IDENTIFIED BY WORDS SUCH AS "BELIEVES", "EXPECTS",
"ANTICIPATES", "PROJECTS", "INTENDS", "SHOULD", "SEEKS", "ESTIMATES", "FUTURE"
OR SIMILAR EXPRESSIONS OR BY DISCUSSION OF, AMONG OTHER THINGS, STRATEGY, GOALS,
PLANS OR INTENTIONS. VARIOUS FACTORS MAY CAUSE ACTUAL RESULTS TO DIFFER
MATERIALLY IN THE FUTURE FROM THOSE REFLECTED IN FORWARD -LOOKING STATEMENTS
CONTAINED IN THIS DOCUMENT, AMONG OTHERS: (1) ECONOMIC AND CURRENCY CONDITIONS;
(2) COMPETITIVE AND TECHNOLOGICAL FACTORS; AND (3) RISKS AND UNCERTAINTIES
RELATING TO THE PROPOSED TRANSACTION.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

THESE MATERIALS ARE FOR INFORMATIONAL PURPOSES ONLY AND DO NOT CONSTITUTE AN
OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER TO SELL ILLUMINA COMMON STOCK.
THE SOLICITATION AND OFFER TO BUY ILLUMINA COMMON STOCK WILL ONLY BE MADE
PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS. INVESTORS AND SECURITY
HOLDERS ARE URGED TO READ THESE MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE
SINCE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND
CONDITIONS OF THE OFFER. THE OFFER TO PURCHASE AND RELATED MATERIALS WILL BE
FILED BY ROCHE WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC), AND INVESTORS
AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THESE MATERIALS (WHEN AVAILABLE)
AND OTHER DOCUMENTS FILED BY ROCHE WITH THE SEC AT THE WEBSITE MAINTAINED BY THE
SEC AT WWW. SEC.GOV. THE OFFER TO PURCHASE AND RELATED MATERIALS MAY ALSO BE
OBTAINED (WHEN AVAILABLE) FOR FREE BY CONTACTING THE INFORMATION AGENT FOR THE
TENDER OFFER, MACKENZIE PARTNERS, AT (212) 929-5500 OR (800) 322-2885
(TOLL-FREE).

ROCHE WILL BE FILING A PROXY STATEMENT ON SCHEDULE 14A AND OTHER RELEVANT
DOCUMENTS WITH THE SEC IN CONNECTION WITH ITS SOLICITATION OF PROXIES FOR THE
2012 ANNUAL MEETING OF ILLUMINA (THE "PROXY STATEMENT") . PROMPTLY AFTER FILING
A DEFINITIVE PROXY STATEMENT WITH THE SEC, ROCHE WILL MAIL THE PROXY STATEMENT
AND A PROXY CARD TO EACH ILLUMINA STOCKHOLDER ENTITLED TO VOTE AT THE 2012
ANNUAL MEETING. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY
STATEMENT CAREFULLY AND IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER
RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT
INFORMATION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THESE
MATERIALS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY ROCHE WITH THE SEC AT
THE WEBSITE MAINTAINED BY THE SEC AT WWW. SEC.GOV. THE PROXY STATEMENT AND
RELATED MATERIALS MAY ALSO BE OBTAINED (WHEN AVAILABLE) FOR FREE BY CONTACTING
THE INFORMATION AGENT FOR THE TENDER OFFER, MACKENZIE PARTNERS, AT (212)
929-5500 OR (800) 322-2885 (TOLL-FREE).

ROCHE HOLDING LTD, CKH ACQUISITION CORPORATION AND THE INDIVIDUALS NOMINATED BY
CKH ACQUISITION CORPORATION FOR ELECTION TO ILLUMINA'S BOARD OF DIRECTORS (THE
"ROCHE NOMINEES") MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF
PROXIES FROM ILLUMINA STOCKHOLDERS FOR USE AT THE 2012 ANNUAL MEETING OF
STOCKHOLDERS, OR AT ANY ADJOURNMENT OR POSTPONEMENT THEREOF. THE DIRECTORS AND
EXECUTIVE OFFICERS OF ROCHE HOLDING LTD AND CKH ACQUISITION CORPORATION WHO MAY
BE PARTICIPANTS IN THE SOLICITATION OF PROXIES HAVE NOT BEEN DETERMINED AS OF
THE DATE OF THESE MATERIALS. NO ADDITIONAL COMPENSATION WILL BE PAID TO SUCH
DIRECTORS AND EXECUTIVE OFFICERS FOR SUCH SERVICES. INVESTORS AND SECURITY
HOLDERS CAN OBTAIN ADDITIONAL INFORMATION REGARDING THE DIRECT AND INDIRECT
INTERESTS OF THE ROCHE NOMINEES AND OTHER PARTICIPANTS BY READING THE DEFINITIVE
PROXY STATEMENT WHEN IT BECOMES AVAILABLE.

[GRAPHIC OMITTED]

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